

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 28, 2009

Mr. Kenneth M. Darby
Chairman and Chief Executive Officer
Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, New York 11788

      RE: Vicon Industries, Inc.
              Form 10-K for the year ended September 30, 2008
              Filed December 29, 2008
              File No. 001-07939

Dear Mr. Darby:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
        Operations, page 8

1.   In future filings, please consider including an "Overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

        a.   include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

        b.   provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

2008 Summary Compensation Table, page 20,

2.   Please provide in future filings a narrative description of the material factors used in determining compensation amounts for the named executive officers reported in the Summary Compensation Table. Specifically, discuss the material terms of any non-equity incentive plan award made to a named executive officer during the last completed fiscal year. Please include a general description of the formula or criteria to be applied in determining the amounts paid under the annual cash bonus plan. Refer to Item 402(o) of Regulation S-K.

Signatures, page 50

3.   In future filings, please include the signature of the company's Controller or Principal Accounting Officer. See General Instruction D(2)(a) of the Form 10-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by

the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director